

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Jeffrey Likosar
Chief Financial Officer
ADT Inc.
1501 Yamato Road
Boca Raton, Florida 33431

> **Re: ADT Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38352**

Dear Mr. Likosar:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis
Results of Operations, page 51

1.   We note several instances in which two or more factors are cited as a cause of a variance in results of operations between periods, with references to offsetting items in some cases, without quantification. To the extent practicable, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to Item 303 of Regulation S-K and section 501.04 of the staff's Codification of Financial Reporting Policies for guidance. Please note this comment also applies to disclosure in your quarterly reports on Form 10-Q.

Jeffrey Likosar
ADT Inc.
August 31, 2022
Page 2

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services